GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Funding Mtg Sec I, 2007-S4
2. Factor Summary	**Asset Type:** Mortgage Pass-Through Certificates
3. Components Information	
4. Interest Summary	**Closing Date:** 04/27/2007
5. Other Income Detail *(Not Applicable)*	**First Distribution Date:** 05/25/2007
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 11/20/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	**Distribution Date:** 11/26/2007
8. Collateral Summary	**Record Date:**
9. Repurchase Information	Book-Entry: 10/31/2007
10. Loan Status Report (Delinquencies)	Definitive: 10/31/2007
11. Deal Delinquencies (30 Day Buckets)	
12. Loss Mitigation and Servicing Modifications	**Trustee:** Deutsche Bank Trust Company Americas
13. Losses and Recoveries	**Main Telephone:** 714-247-6000
14. Credit Enhancement Report	**GMAC-RFC**
15. Distribution Percentages	**Bond Administrator:** Darren Aiello
16. Overcollateralization Summary *(Not Applicable)*	**Telephone:** 818-260-1494
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	**Pool(s):** 40520
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2007-S4

November 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)		(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74958YAA0	30,000,000.00	30,000,000.00	6.00000000	0.00	150,000.00	150,000.00	0.00	0.00	0.00	30,000,000.00
A-2	74958YAB8	74,404,000.00	71,626,214.02	6.00000000	287,606.09	358,131.07	645,737.16	0.00	0.00	0.00	71,338,607.93
A-3	74958YAC6	11,360,000.00	11,360,000.00	6.00000000	0.00	56,800.00	56,800.00	0.00	0.00	0.00	11,360,000.00
A-4	74958YAD4	90,360,000.00	88,458,033.50	5.37500000	473,029.50	396,218.28	869,247.78	0.00	0.00	0.00	87,985,004.00
A-5	74958YAE2	60,860,000.00	57,305,750.19	6.00000000	133,330.83	286,528.75	419,859.58	0.00	0.00	0.00	57,172,419.36
A-6	74958YAF9	9,412,500.00 [1]	9,214,378.49 [1]	6.00000000	0.00	46,071.89	46,071.89	0.00	0.00	0.00	9,165,104.58 [1]
A-7	74958YAG7	400,000.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A-8	74958YAH5	10,000.00	10,303.78	6.00000000	0.00	0.00	0.00	0.00	0.00	51.51	10,355.29
A-9	74958YAJ1	26,184,000.00	26,184,000.00	5.50000000	0.00	120,010.00	120,010.00	0.00	0.00	0.00	26,184,000.00
A-10	74958YAK8	2,987,000.00	2,987,000.00	6.00000000	0.00	14,935.00	14,935.00	0.00	0.00	0.00	2,987,000.00
A-11	74958YAL6	4,226,000.00	4,226,000.00	6.00000000	0.00	21,130.00	21,130.00	0.00	0.00	0.00	4,226,000.00
A-12	74958YAM4	2,182,000.00 [1]	2,182,000.00 [1]	6.00000000	0.00	10,910.00	10,910.00	0.00	0.00	0.00	2,182,000.00 [1]
A-P	74958YAQ5	1,888,852.44	1,875,614.33	0.00000000	2,423.93	0.00	2,423.93	0.00	0.00	0.00	1,873,190.40
A-V	74958YAR3	314,473,351.30 [1]	305,784,886.34 [1]	0.12085115	0.00	30,795.38	30,795.38	0.00	0.00	0.00	304,881,488.27 [1]
R-I	74958YAS1	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74958YAT9	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	74958YAU6	6,761,700.00	6,738,004.35	6.00000000	4,047.42	33,690.02	37,737.44	0.00	0.00	0.00	6,733,956.93
M-2	74958YAV4	1,886,800.00	1,880,187.91	6.00000000	1,129.40	9,400.94	10,530.34	0.00	0.00	0.00	1,879,058.51
M-3	74958YAW2	1,257,900.00	1,253,491.83	6.00000000	752.96	6,267.46	7,020.42	0.00	0.00	0.00	1,252,738.87
B-1	74958YAX0	629,000.00	626,795.74	6.00000000	376.51	3,133.98	3,510.49	0.00	0.00	0.00	626,419.23
B-2	74958YAY8	628,900.00	626,696.09	6.00000000	376.45	3,133.48	3,509.93	0.00	0.00	0.00	626,319.64
B-3	74958YAZ5	628,998.00	626,794.60	6.00000000	376.50	3,133.97	3,510.47	0.00	0.00	0.00	626,418.10
Deal Totals		**314,473,350.44**	**305,784,886.34**		**903,449.59**	**1,550,290.22**	**2,453,739.81**	**0.00**	**0.00**	**51.51**	**304,881,488.26**


1.Notional Balance

Section 1 reports only the Offered and Non-Offered Certificates
not designated as Exchanged Certificates. Payments on
Certificates in Section 1 do not reflect any Exchanges that may
have been made on the Exchangeable Certificates.

Statement to Certificateholder

Residential Funding Mtg Sec I, 2007-S4
November 26, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74958YAA0	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-2	74958YAB8	962.66617413	3.86546543	4.81333087	8.67879630	0.00000000	0.00000000	958.80070870
A-3	74958YAC6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	74958YAD4	978.95123395	5.23494356	4.38488579	9.61982935	0.00000000	0.00000000	973.71629039
A-5	74958YAE2	941.59957591	2.19077933	4.70799786	6.89877719	0.00000000	0.00000000	939.40879658
A-6	74958YAF9	978.95123400	0.00000000	4.89475591	4.89475591	0.00000000	0.00000000	973.71629004
A-7	74958YAG7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
A-8	74958YAH5	1,030.37800000	0.00000000	0.00000000	0.00000000	5.15100000	0.00000000	1,035.52900000
A-9	74958YAJ1	1,000.00000000	0.00000000	4.58333333	4.58333333	0.00000000	0.00000000	1,000.00000000
A-10	74958YAK8	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-11	74958YAL6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-12	74958YAM4	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	74958YAQ5	992.99145358	1.28328182	0.00000000	1.28328182	0.00000000	0.00000000	991.70817176
A-V	74958YAR3	972.37137925	0.00000000	0.09792684	0.09792684	0.00000000	0.00000000	969.49864594
R-I	74958YAS1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74958YAT9	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	74958YAU6	996.49560761	0.59858024	4.98247778	5.58105802	0.00000000	0.00000000	995.89702737
M-2	74958YAV4	996.49560632	0.59857961	4.98247827	5.58105788	0.00000000	0.00000000	995.89702671
M-3	74958YAW2	996.49561173	0.59858494	4.98247873	5.58106368	0.00000000	0.00000000	995.89702679
B-1	74958YAX0	996.49561208	0.59858506	4.98248013	5.58106518	0.00000000	0.00000000	995.89702703
B-2	74958YAY8	996.49561138	0.59858483	4.98247734	5.58106217	0.00000000	0.00000000	995.89702655
B-3	74958YAZ5	996.49696819	0.59857106	4.98248007	5.58105113	0.00000000	0.00000000	995.89839713
A-13	74958YBA9	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-14	74958YAN2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-15	74958YAP7	982.91245763	0.00000000	4.91456208	4.91456208	0.00000000	0.00000000	978.66269179

Section 2 contains information pertaining to both
Exchanged and Non-Exchanged Certificates, the
balances of which may have been affected by an
Exchange. The Factors reported in Section 2 do not
represent the actual status of Exchanges.

Deal Factor :	96.94986459%

3. Component Level Reporting

Component	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance
A-13	26,184,000.00	26,184,000.00	5.75000000	0.00	125,465.00	125,465.00	0.00	0.00	0.00	26,184,000.00
A-14	26,184,000.00	26,184,000.00	6.00000000	0.00	130,920.00	130,920.00	0.00	0.00	0.00	26,184,000.00
A-15	11,594,500.00 [1]	11,396,378.49 [1]	6.00000000	0.00	56,981.89	56,981.89	0.00	0.00	0.00	11,347,104.58 [1]
Class Totals:	52,368,000.00	52,368,000.00		0.00	313,366.89	313,366.89	0.00	0.00	0.00	63,715,104.58

[1].Notional Balance

Section 3 contains information pertaining only to Exchanged Certificates and does not represent the actual outstanding Certificates with respect to
Exchanges having occured.

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/01/2007	10/31/2007	30/360	30,000,000.00	6.00000000	150,000.00	0.00	0.00	0.00	0.00	150,000.00	0.00
A-2	10/01/2007	10/31/2007	30/360	71,626,214.02	6.00000000	358,131.07	0.00	0.00	0.00	0.00	358,131.07	0.00
A-3	10/01/2007	10/31/2007	30/360	11,360,000.00	6.00000000	56,800.00	0.00	0.00	0.00	0.00	56,800.00	0.00
A-4	10/01/2007	10/31/2007	30/360	88,458,033.50	5.37500000	396,218.28	0.00	0.00	0.00	0.00	396,218.28	0.00
A-5	10/25/2007	11/24/2007	30/360	57,305,750.19	6.00000000	286,528.75	0.00	0.00	0.00	0.00	286,528.75	0.00
A-6	10/01/2007	10/31/2007	30/360	9,214,378.49 [1]	6.00000000	46,071.89	0.00	0.00	0.00	0.00	46,071.89	0.00
A-8	10/01/2007	10/31/2007	30/360	10,303.78	6.00000000	51.52	0.00	51.51	0.00	0.00	0.00	0.00
A-9	10/01/2007	10/31/2007	30/360	26,184,000.00	5.50000000	120,010.00	0.00	0.00	0.00	0.00	120,010.00	0.00
A-10	10/01/2007	10/31/2007	30/360	2,987,000.00	6.00000000	14,935.00	0.00	0.00	0.00	0.00	14,935.00	0.00
A-11	10/01/2007	10/31/2007	30/360	4,226,000.00	6.00000000	21,130.00	0.00	0.00	0.00	0.00	21,130.00	0.00
A-12	10/01/2007	10/31/2007	30/360	2,182,000.00 [1]	6.00000000	10,910.00	0.00	0.00	0.00	0.00	10,910.00	0.00
A-V	10/01/2007	10/31/2007	30/360	305,784,886.34 [1]	0.12085115	30,795.38	0.00	0.00	0.00	0.00	30,795.38	0.00
M-1	10/01/2007	10/31/2007	30/360	6,738,004.35	6.00000000	33,690.02	0.00	0.00	0.00	0.00	33,690.02	0.00
M-2	10/01/2007	10/31/2007	30/360	1,880,187.91	6.00000000	9,400.94	0.00	0.00	0.00	0.00	9,400.94	0.00
M-3	10/01/2007	10/31/2007	30/360	1,253,491.83	6.00000000	6,267.46	0.00	0.00	0.00	0.00	6,267.46	0.00
B-1	10/01/2007	10/31/2007	30/360	626,795.74	6.00000000	3,133.98	0.00	0.00	0.00	0.00	3,133.98	0.00
B-2	10/01/2007	10/31/2007	30/360	626,696.09	6.00000000	3,133.48	0.00	0.00	0.00	0.00	3,133.48	0.00
B-3	10/01/2007	10/31/2007	30/360	626,794.60	6.00000000	3,133.97	0.00	0.00	0.00	0.00	3,133.97	0.00
A-13	10/01/2007	10/31/2007	30/360	26,184,000.00	5.75000000	125,465.00	0.00	0.00	0.00	0.00	125,465.00	0.00
A-14	10/01/2007	10/31/2007	30/360	26,184,000.00	6.00000000	130,920.00	0.00	0.00	0.00	0.00	130,920.00	0.00
A-15	10/01/2007	10/31/2007	30/360	11,396,378.49 [1]	6.00000000	56,981.89	0.00	0.00	0.00	0.00	56,981.89	0.00
Deal Totals				**356,277,272.01**		**1,863,708.63**	**0.00**	**51.51**	**0.00**	**0.00**	**1,863,657.11**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	4.87250000	A-5

Section 4 contains information pertaining to both Exchanged and Non-Exchanged Certificates, the balances of which may have been affected by an Exchange. The information reported in Section 4 does not represent the actual status of Exchanges.

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	1,322.89	1,322.89	0.00	0	0.00	63,947.39	16,174.04	31,558.32	0.00	0.00	0.00

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	642	630	N/A	125	1	0	0	0	629
	Balance/Amount	314,473,351.30	305,784,886.34	184,062.49	263,879.61	455,455.97	N/A	0.00	0.00	304,881,488.27

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.39846018	6.39839423	351.80	350.70	6.08404854	6.08399354	6.08404854	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	2.79%	3.73%	4.08%		4.50%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	617	299,353,420.88	0	0.00	0	0.00	0	0.00	0.00	617	299,353,420.88
30 days	9	4,317,439.54	0	0.00	0	0.00	0	0.00	0.00	9	4,317,439.54
60 days	1	406,266.61	0	0.00	0	0.00	0	0.00	0.00	1	406,266.61
90 days	1	292,361.24	0	0.00	0	0.00	0	0.00	0.00	1	292,361.24
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	1	512,000.00	0	0.00	0	0.00	0	0.00	0.00	1	512,000.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**629**	**304,881,488.27**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**629**	**304,881,488.27**
Current	98.09%	98.19%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.09%	98.19%
30 days	1.43%	1.42%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.43%	1.42%
60 days	0.16%	0.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.16%	0.13%
90 days	0.16%	0.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.16%	0.10%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.16%	0.17%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.16%	0.17%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	9 1.43%	4,317,439.54 1.42%
2 Months	1 0.16%	406,266.61 0.13%
3 Months	1 0.16%	292,361.24 0.10%
4 Months	0 0.00%	0.00 0.00%
5 Months	0 0.00%	0.00 0.00%
6 Months	1 0.16%	512,000.00 0.17%
7 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0 0.00%	0.00 0.00%
14 Months	0 0.00%	0.00 0.00%
15 Months	0 0.00%	0.00 0.00%
16 Months	0 0.00%	0.00 0.00%
17 Months	0 0.00%	0.00 0.00%
18 Months	0 0.00%	0.00 0.00%
19 Months	0 0.00%	0.00 0.00%
20 Months	0 0.00%	0.00 0.00%
21 Months	0 0.00%	0.00 0.00%
22 Months	0 0.00%	0.00 0.00%
23 Months	0 0.00%	0.00 0.00%
24 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0 0.00%	0.00 0.00%
26 Months	0 0.00%	0.00 0.00%
27 Months	0 0.00%	0.00 0.00%
28 Months	0 0.00%	0.00 0.00%
29 Months	0 0.00%	0.00 0.00%
30 Months	0 0.00%	0.00 0.00%
31 Months	0 0.00%	0.00 0.00%
32 Months	0 0.00%	0.00 0.00%
33 Months	0 0.00%	0.00 0.00%
34 Months	0 0.00%	0.00 0.00%
35 Months	0 0.00%	0.00 0.00%
36 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0 0.00%	0.00 0.00%
38 Months	0 0.00%	0.00 0.00%
39 Months	0 0.00%	0.00 0.00%
40 Months	0 0.00%	0.00 0.00%
41 Months	0 0.00%	0.00 0.00%
42 Months	0 0.00%	0.00 0.00%
43 Months	0 0.00%	0.00 0.00%
44 Months	0 0.00%	0.00 0.00%
45 Months	0 0.00%	0.00 0.00%
46 Months	0 0.00%	0.00 0.00%
47 Months	0 0.00%	0.00 0.00%
48 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0 0.00%	0.00 0.00%
50 Months	0 0.00%	0.00 0.00%
51 Months	0 0.00%	0.00 0.00%
52 Months	0 0.00%	0.00 0.00%
53 Months	0 0.00%	0.00 0.00%
54 Months	0 0.00%	0.00 0.00%
55 Months	0 0.00%	0.00 0.00%
56 Months	0 0.00%	0.00 0.00%
57 Months	0 0.00%	0.00 0.00%
58 Months	0 0.00%	0.00 0.00%
59 Months	0 0.00%	0.00 0.00%
60+ Months	0 0.00%	0.00 0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_{n})]^{\wedge}(1/m)$

$CDR_m = 1- [(1- MDR_m)^{\wedge}12]$, where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	DEPOSITS Other Deposits	WITHDRAWALS Draws	WITHDRAWALS Releases	Ending Balance
Class A-5 Reserve Fund		157.20	0.00	0.00	0.00	0.00	157.20

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Yield Maintenance Agreement	Royal Bank Of Scotland	07/25/2011	0.00	0.00

Statement to Certificateholder

Residential Funding Mtg Sec I, 2007-S4
November 26, 2007

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	96.13306615%	100.00000000%

	Ending Percentage
M-1	2.21711049%
M-2	0.61866750%
M-3	0.41245594%
Class M Total:	3.24823393%
B-1	0.20624436%
B-2	0.20621157%
B-3	0.20624399%
Class B Total:	0.61869992%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False
M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: The Determination Date for the 11/26/2007 Distribution is 11/21/2007

Credit Support Depletion Date has not occured

Certain Classes of Exchanged Certificates have multiple possible outstanding balances determined by the Combination method opted for by the investor. These Certificates are designated with an additional suffix to the class name that pertains to the Combination that is exercisable in obtaining the noted Certificate.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mtg Securities I, 2007-S4
November 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	2,468,590.96
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	1,322.89
Total Deposits	2,469,913.85

Uses of Funds	Amount
Transfer to Certificate Account	2,453,739.81
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	16,174.04
Derivative Payment	0.00
Total Withdrawals	2,469,913.85
Ending Balance	0.00